Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Simon Property Group, Inc. on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Simon Property Group, Inc.

/s/ DAVID SIMON
David Simon
Chairman of the Board of Directors,
Chief Executive Officer and President

February 22, 2024

/s/ BRIAN J. MCDADE
Brian J. McDade
Executive Vice President and Chief Financial Officer

February 22, 2024